Exhibit 99.1

	Masterworks 038, LLC

	Gross Artwork Sale Proceeds	$4,500,000.00
(+)	Cash on Balance Sheet	$120.00
(-)	Sale Expenses Charged to Issuer	$0.00
=	Net Liquidation Proceeds	$4,500,120.00
(-)	Class B Shares	$(100.00)
(-)	Class B Profit Share	$(255,352.00)
=	Distributable Proceeds to Class A Shares	$4,244,668.00
(/)	Total Class A Shares Outstanding	161,163 *
=	Distributable Proceeds per Class A Share	26.34
(/)	Initial Offering Price per Class A Share	20.00
=	Multiple on Invested Capital (MOIC)	1.32

	Offering period
	Cash Receipt Date	8/18/2023
(-)	Final Offering Close Date	6/8/2021
=	Days from final close to cash receipt	801
(/)	Days of year	365
=	IRR Period (in years)	2.19

	IRR Calculation
	MOIC	1.32
	IRR Period (in years)	2.19
	IRR	13.4%

*Reflects 5,463 Class A shares issued in respect of administrative service fees to Masterworks Administrative Services, LLC.